Mail Stop 3561

June 7, 2010

Troy Alstead
Executive VP & Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

Re: Starbucks Corporation
File No. 000-20322
Form 10-K: For the Fiscal Year Ended September 27, 2009

Dear Mr. Alstead:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief